EXHIBIT 12

                               FOSTER WHEELER LTD.

 STATEMENT OF COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
        COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDEND REQUIREMENTS
                                    ($000'S)

                                                                                        FISCAL YEAR
                                                                                        -----------

                                                          2001               2000            1999            1998            1997
                                                          ----               ----            ----            ----            ----
(LOSS)/EARNINGS:
Net (Loss)/ Earnings ............................      $(309,143)         $  39,494       $(143,635)      $ (31,506)      $   5,624
Taxes on Income .................................        103,138(2)          16,529         (46,891)         79,295          13,892
Total Fixed Charges .............................         97,604             95,973          94,036          88,994          84,541
Capitalized Interest ............................           (718)              (151)         (4,643)         (9,749)        (10,379)
Capitalized Interest Amortized ..................          2,219              2,416           2,184           2,265           2,184
Equity Earnings of non-consolidated
    affiliated companies accounted
    for by the equity method, net
    of dividends ................................         (4,658)            (8,882)        (11,002)         (7,869)         (9,796)
                                                       ---------          ---------       ---------       ---------       ---------
                                                       $(111,558)         $ 145,379       $(109,951)      $ 121,430       $  86,066
                                                       =========          =========       =========       =========       =========

FIXED CHARGES:
Interest Expense(1) .............................      $  84,484          $  83,254       $  70,213       $  62,535       $  54,675
Capitalized Interest ............................            718                151           4,643           9,749          10,379
Imputed Interest on non-capitalized
    lease payments ..............................         12,402             12,568          19,180          16,710          19,487
                                                       ---------          ---------       ---------       ---------       ---------
                                                       $  97,604          $  95,973       $  94,036       $  88,994       $  84,541
                                                       =========          =========       =========       =========       =========

Ratio of Earnings to Fixed Charges(3) ...........             --               1.51              --            1.36            1.02
                                                       =========          =========       =========       =========       =========

There were no preferred shares outstanding during any of the periods indicated and therefore the consolidated ratio of earnings to fixed charges and combined fixed charges and preferred share dividend requirements would have been the same as the consolidated ratio of earnings to fixed charges and combined fixed charges for each period indicated.

(1) Includes in 2001, 2000 and 1999 dividends on preferred security of $15,750, $15,750 and $15,181, respectively.
(2)   Includes increase in the tax valuation allowance of $171,900.
(3) Earnings are inadequate to cover fixed charges. The coverage deficiencies are $209,162 in 2001 and $203,987 in 1999.